Mail Stop 4561

November 4, 2008

<ins>VIA U.S. MAIL AND FAX 858-481-5603</ins>

David Larson
President
The Small Business Company
674 Via de La Valle
Solana Beach, CA 92075

> **Re:** **The Small Business Company**
> **Item 4.02 Form 8-K**
> **Filed October 22, 2008**
> **File No. 000-52184**

Dear Mr. Larson:

     We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jennifer Monick
Senior Staff Accountant